UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Global Advance Corp.

Delaware	333-140320	98-0513637
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

24955 Pacific Coast Highway Malibu, CA	90265
(Address of principal executive offices)	(Zip Code)

310.456.6869
(Company's telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

GLOBAL ADVANCE CORP.
24955 Pacific Coast Highway
Malibu, CA 92065

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14(f)-1 Thereunder

*******

INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Global Advance Corp. ("GADV", or the "Company"). It is being mailed on or before April 18, 2008 to all persons who are holders of record of the Company's common stock as of the date of the mailing. The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

We," "us," "our," and the "Company" refer to Global Advance Corp., a Delaware corporation.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

SUMMARY OF THE SHARE EXCHANGE AGREEMENT

On April 25, 2008, the Registrant entered into the Share Exchange Agreement, pursuant to which the Registrant acquired 100% interest of PostInk Technology LP, a Texas limited partnership.

In exchange for transferring the assets to the Registrant, the PostInk Technology LP received stock consideration consisting of 25,000,005 newly issued shares of the Registrants common stock, 75,000,000 cashless warrants, and 100,000 Series A Preferred Shares, which were divided among the PostInk partners in accordance with their respective ownership interests at the completion of the Share Exchange Agreement.

On March 20, 2008, a unanimous shareholder action was executed wherein the all of the shareholders approved to: 1) amend and restate its articles of incorporation to change its name from Global Advance Corp. to COPsync, Inc.; and 2) approve a 15 for 1 forward split of the company's common stock; and 3) approve the Share Exchange Agreement with PostInk Technology LP.

The acquisition of these shares represented 25,000,005 common shares, 75,000,000 cashless warrants, and 100,000 Series A Preferred Shares or approximately 86.6% of the total outstanding stock of the Issuer on a fully diluted basis (the "Majority Shares"). In connection with the Share Exchange Agreement, the Company agreed to appoint the following new directors, Russell Chaney and Shane Trapp to the Company's Board of Directors.

This appointment is subject to mailing this information and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934. This Schedule 14f-1 will be mailed to the stockholders on or about April 18, 2008. The 10-day waiting period is expected to conclude on or about April 28, 2008. On April 18, 2008, all of the Company's officers resigned their positions and Russell Chaney was appointed as Chief Executive Officer of the Company and Shane Trapp was appointed as President. Krystal Rocha will remain as a director of the Company but will resign as a director at the conclusion of the 10-day period described below in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

VOTING SECURITIES OF THE COMPANY

             Common

             As of April 25, 2008, the Company had 40,968,255 common shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. As a result of the closing of the Share Exchange Agreement by and between PostInk Technology LP and the Issuer, PostInk shareholders became the owners of approximately 86.6% of the issued and outstanding common stock of the Company on a fully diluted basis.

             Preferred

             On April 6, 2008 the Company amended and restated its articles of incorporation to designate a "Series A Preferred Stock" also at $0.0001 par value, of which 100,000 will be designated as "Series A Preferred Stock" which will carry 750 to 1 conversion and voting rights and privileges.

MANAGEMENT

             The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure

Krystal Rocha	30	Director

Biographical Information

Krystal Rocha- Sole Officer & Director. Ms. Rocha, born in January 1978, age 30, has been employed as a Market Analyst by Gallagher Benefit Services, a subsidiary of Arthur J. Gallagher Inc. from March 2004 until December 2006, where she created proposals and analyzed market trends. She was then employed as the director and President by Today.com from February 2007 until present.

Ms. Rocha does not hold any other directorships with reporting companies in the United States. There are no family relationships between Ms. Rocha and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Ms. Rocha (or any member of her immediate family) had or is to have a direct or indirect material interest.

DESIGNEES AS COMPANY DIRECTORS

             The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors.

Name	Age	Positions held and tenure

Russell Chaney	46	CEO & Chairman of the Board of Directors Nominee

Shane Rapp	32	President and Director Nominee

             The directors named above will serve until the first annual meeting of the Company's stockholders following completion of the Securities Purchase transaction or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. Except for the plan described herein to appoint new directors following completion of the Securities Purchase transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Russell Chaney - 46- Chief Executive Officer/Chairman of the Board Nominee.

As CEO of PostInk Technology, Inc. since March 2003, Mr. Chaney has led the company from inception to its current position as the only true nationwide Law Enforcement Information Sharing Technology. His expertise in marketing, combined with his consumer technology experience, has helped PostInk Technology, Inc. evolve into a leading company that will reshape the Law Enforcement profession around the world through enhanced investigative technologies.

Prior to PostInk Technology, Mr. Chaney worked with eBay, Inc. serving the eBay Motors and CARad.com division, as well as Dean of Education for the eBay Motors University. During his eBay tenure, he worked closely with the Business Development team to eliminate Automobile Dealer turnover. Mr. Chaney was instrumental in the merger of management teams between CARad.com and eBay, Inc.

Before eBay, Mr. Chaney served as CEO and Founder of CARad.com. He was responsible for the development, launch and rise of CARad.com to its status as the first eBay Motors Professional Service Provider. Through Mr. Chaney, CARad.com provided listing assistance technology to eBay Motors. He led CARad.com from inception through its successful acquisition by eBay, Inc.

From 1997 to 2000, Mr. Chaney worked with Collins Industries, Inc serving the company as a Regional Business Development Manager for the Wheeled Coach Ambulance Manufacturing Division. Mr. Chaney began his career in the Automobile Parts Manufacturing profession managing various automotive retail stores in the Houston, Texas market, then moving to the position of Territory Manager with Standard Motor Products, Inc.

Mr. Chaney started his career in Public Safety in 1983 as a volunteer Emergency Medical Technician with the Canyon Lake Volunteer Fire and EMS. After 4-years of active participation it became obvious that the next step to best serve his community would be for him to advance to State Certified Police Officer. Mr. Chaney completed his Law Enforcement training with San Antonio College in 1989 and immediately began serving his County as a Deputy Constable - where he continues to serve currently.

Mr. Chaney received a Bachelor of Science Degree - Criminal Justice - from Southwest Texas State University.

Shane Rapp -32- President & Director Nominee.

As president of PostInk Technology, Inc, Mr. Rapp is responsible for the development of the PostInk Technology Technology geared to fit a worldwide user base. He oversees strategic implementation, planning, marketing, operations, product development and business development for PostInk Technology.

Prior to joining PostInk Technology, Mr. Rapp served as Product Manager for CARad.com where he managed CARad's Texas Office and its employees. After CARad.com was acquired by eBay, Inc., he served eBay's Automobile Dealers and Software Developers as an instrumental liaison to implement technologies around the needs of the community.

Mr. Rapp was an instrumental asset to the development of CARad serving the company as Co-Founder and President. He worked directly with eBay to bring CARad and eBay together to implement an API development to seamlessly streamline the end user experience at both CARad and eBay Motors. Mr. Rapp started his career as a Public Servant in 1996 by attending the San Antonio Police Academy graduating in 1997. He immediately began serving the citizens of Comal County, Texas as a Deputy Constable. He furthered his Law Enforcement education by obtaining a Texas Communications Officers Certification and Texas Communications Officers Supervisors Certification. In 2004 Mr. Rapp made a decision to more closely serve his community by taking the step to run for Public Office as Constable for Precinct #4. He won the election after a fierce battle from three others seeking the same office. Mr. Rapp continues to serve the Constituents of Precinct #4 as their elected constable.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Global Advance Corp., of all executive officers and directors of Global Advance Corp. as a group, and of each person known by Global Advance Corp. to be a beneficial owner of 5% or more of its Common Stock. The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company's common stock following completion of the Securities Purchase transaction. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrants or other right to acquire additional securities of Global Advance Corp., except as may be otherwise noted.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
Russell Chaney (CEO & Chairman)	11,231,188	27.8%
Shane Rapp (President & Director)	3,662,344	9.07%
All directors and executive officers as a group (2 persons)	14,893,532	36.87%
All Shareholders as a group	14,893,532	36.87%

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director received any remuneration or compensation from the Company for the fiscal year ended 2007. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transactions described above, none of the Company's directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's presently proposed transaction which, in either case, has affected, or will materially affect the Company. Neither the Company's director or officers, nor are the proposed Company directors indebted to the Company.

As permitted by Delaware law, the Company's Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Nevada, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company's Board does not have any established committees because the Company does not currently have any material operations. All such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not have an Audit Committee because the Company does not currently have any material operations. Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

The Company does not have a Nominating Committee because the Company does not currently have any material operations.

Compensation Committee

The Company does not have a Compensation Committee because the Company does not currently have any material operations and does not pay any compensation to its officers or directors.

Compliance with Section 16(a) of the Exchange Act.

             The Company's current directors have each filed a Statement of Changes in Beneficial Ownership on Form 4. As of the date of this Information Statement, neither of the Company's newly appointed officers has filed an initial report of ownership on Form 3.

*******

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

OTHER INFORMATION:

             The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Advance Corp.

Dated: April 25, 2008

By: /s/ Russell Chaney
Russell Chaney
Chief Executive Officer